

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Dania Echemendia
President and Director
USA Opportunity Income One, Inc.
404 Ave Constitucion #208
San Juan, PR 00901

      Re: USA Opportunity Income One, Inc.
            Post-Qualification Amendment No. 3 to
            Offering Statement on Form 1-A
            Filed March 6, 2024
            File No. 024-11699

Dear Dania Echemendia:

     We have reviewed your amendment and have the following comments.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

General

1. Please revise for consistency your disclosure on page 4 that the 12% bonds are priced at $1,000 per bond with your disclosure on pages 8 and 40 that you have "sold two 12% USA Real State Bonds in the Offering for a total of $150,000."

2. Please tell us how you can "reasonably expect" to sell almost $75 million in bonds over the next 12 months, as disclosed in the milestones section on pages 51-52, when you have only sold $151,000 worth of bonds in a period of over 24 months after qualification of the original offering statement. Please revise your disclosure accordingly or provide the basis for your anticipated sales of almost $75 million in bonds over the next 12 months. Note that under Rule 251(d)(3)(i)(F), securities may be offered in an amount that at the time of qualification is reasonably expected to be offered and sold within two years, even though the offering statement may be used for up to three years if it meets the conditions of the rule.

Risk Factors
Risks Related to USA Real Estate Bonds and this Offering
There is a risk that in the event of death, total permanent disability or bankruptcy, page 37

3.   We note your disclosure that you have an obligation to repay the bonds within a certain period of time in the event of death, total disability or bankruptcy of a bondholder and may have insufficient funds to make repayments to bondholders in these circumstances and the respective risks. If applicable, please disclose whether there is material risk to shareholders that such redemptions could result in an event of default.

Plan of Distribution
Offering Period and Expiration Date, page 77

4.   We note your disclosure throughout this offering circular that "[t]he initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 12 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A." We also note similar disclosure referring to the original 90-day offering period, in the offering statement qualified on March 9, 2022 and the two post-qualification amendments qualified on April 10, 2023. However, it does not appear that the original 90-day offering period has been extended at any time during the past two years. Please advise. Refer to Rule 251(d)(3).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Laura Anthony, Esq.